Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG) Adjustment To Conversion Price Of Convertible Bond (ISIN NO0010710395)

Further to the Marine Harvest share trading on the Oslo Stock Exchange excluding a dividend of NOK 1.40 per share, in the form of a repayment of paid-in capital, as from the 26th of February, the conversion price of the Company's EUR 375 million convertible bond (ISIN NO0010710395) has been adjusted.

The new conversion price is EUR 10.0530.

This information is subject of the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act